Exhibit 99.3

Dual-Listed BiondVax to Voluntarily Delist from Tel Aviv Stock Exchange

Company also begins search for new Chair of the Board

NESS ZIONA, Israel, August 31, 2017 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), developer of the universal flu vaccine candidate M-001, today announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while maintaining a continued listing on NASDAQ.

Following the European Investment Bank (EIB)’s significant €20 million funding agreement1, and as BiondVax progresses towards Phase 3 clinical trials2 and construction of its commercial mid-size manufacturing facility3, the Board of Directors decided that BiondVax will focus its efforts on the international scene. In that regard, it was decided to (1) consolidate trading of the Company’s securities on the NASDAQ and delist from the TASE; and (2) identify a new Chairman of the Board with relevant global experience to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization.

The delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. An announcement regarding the delisting procedure and timeline will follow. During the interim period, BiondVax’s shares will continue to be traded on the TASE. All shareholders will retain their pro-rated holdings, as trading will migrate to the NASDAQ.

Dr. Ron Babecoff, BiondVax’s CEO, commented, “BiondVax is proud to be an Israeli company. Our technology was born in Israel, and we are building our new manufacturing facility in Israel. Nevertheless, a universal flu vaccine is a global product, which demands a global presence. The decision to consolidate trading on NASDAQ and to internationalize our board is an important step towards achieving our goals.”

The Company has formed a committee to identify a new Chair of the Board who will play an important role in enhancing its international profile. Professor Avner Rotman will continue to serve as Chairman until a suitable replacement is identified. BiondVax and its Board of Directors thank Professor Rotman for his years of guidance and contributions to the Company, and wish him continued success in all his endeavors.

“I wish to personally thank Avner for his friendship and mentorship over the many years we have worked together,” added Babecoff.

1 http://www.biondvax.com/2017/06/european-investment-bank-eib-supports-late-stage-development-and-production-of-biondvaxs-universal-flu-vaccine-candidate-under-horizon-2020-initiative/

2 http://www.biondvax.com/2017/07/biondvax-reports-positive-phase-2b-clinical-trial-results-for-its-universal-flu-vaccine/

3 http://www.biondvax.com/2017/07/biondvax-signs-lease-agreement-for-mid-size-commercial-facility-to-manufacture-universal-flu-vaccine/

About BiondVax

BiondVax is a biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Contact Details

Joshua Phillipson

Business Development

+972 8 930 2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated  Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

###